# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, Singapore (U0), 138565
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0002141719
Persons authorized to receive notices and communications: Satyadeo Bissessur, 5th Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius (O4), 00000, 230 401 2300

## Reporting persons
- Peak XV Partners Seed Investment (CIK 0002141719): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,468,999; sole dispositive power 0; shared dispositive power 6,468,999; aggregate amount beneficially owned 6,468,999 (20.3% of the class)
- Peak XV Partners Seed Fund I Ltd: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,468,999; sole dispositive power 0; shared dispositive power 6,468,999; aggregate amount beneficially owned 6,468,999 (20.3% of the class)
- Peak XV Partners Principals Seed Fund I Ltd: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,468,999; sole dispositive power 0; shared dispositive power 6,468,999; aggregate amount beneficially owned 6,468,999 (20.3% of the class)
- Peak XV Partners Seed Management I Ltd: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,468,999; sole dispositive power 0; shared dispositive power 6,468,999; aggregate amount beneficially owned 6,468,999 (20.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, Singapore (U0), 138565

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Peak XV Partners Seed Investment ("Peak Investments Seed"); (ii) Peak XV Partners Seed Fund I Ltd ("Peak Seed I"); (iii) Peak XV Partners Principals Seed Fund I Ltd ("Peak Principals Seed I"); and (iv) Peak XV Partners Seed Management I Ltd ("Peak Seed Management I"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims membership in a group and disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually has voting or dispositive power with respect to such securities.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 5th Floor, Ebene Esplanade, 24 Bank Street, Cybercity Ebene, Mauritius.
Present principal occupation or employment: The principal occupation or employment of Peak Investments Seed is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of each of Peak Seed I and Peak Principals Seed I is to operate as closed-end funds regulated by the Mauritius Financial Services Commission. The principal occupation of Peak Seed Management I is the management of investment funds.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses.
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are each are organized under the laws of Mauritius.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Between March 25, 2020 and July 23, 2025, Peak Investments Seed acquired securities of Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares ("Private Horizon") for an aggregate investment of $6,000,000.

Effective March 16, 2026 (the "Closing Date"), pursuant to the business combination agreement, dated as of September 9, 2025 (the "Business Combination Agreement") by and among the Issuer, dMY Squared Technology Group, Inc., Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of the Issuer, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Issuer, and Private Horizon, all outstanding securities of Private Horizon, including the securities held by Peak Investments Seed, were automatically converted into the right to receive securities of the Issuer, on the terms and subject to the conditions of the Business Combination Agreement (the "Closing"). In the Closing, Peak Investments Seed's Private Horizon securities were converted into an aggregate of 6,468,999 Class A Ordinary Shares of the Issuer.

The funds Peak Investments Seed used to acquire the securities described above were contributed to Peak Investments Seed by Peak Seed I and Peak Principals Seed I. Peak Seed I and Peak Principals Seed I received such funds through capital contributions from their respective equity investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Peak Investments Seed purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Act). Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Ordinary Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Ordinary Shares beneficially owned by them (or any shares of Class A Ordinary Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 31,833,549 Class A Ordinary Shares outstanding as of April 24, 2026, as reported in the Issuer's prospectus dated April 24, 2026 filed with the Securities and Exchange Commission (the "SEC") on April 24, 2026.

Peak Investments Seed directly holds 6,468,999 Class A Ordinary Shares.

Peak Seed I and Peak Principals Seed I, as the sole shareholders of Peak Investments Seed, may be deemed to beneficially own the shares held by Peak Investments Seed.

Peak Seed Management I, as the sole Class B shareholder of each of Peak Seed I and Peak Principals Seed I, may be deemed to beneficially own the shares held by Peak Investments Seed.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims membership in a group and disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually has voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of Class A Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreement

Pursuant to the Business Combination Agreement, certain shareholders of the Issuer, including Peak Investments Seed, entered into Lock-Up Agreements. Pursuant to the Lock-Up Agreement, the Class A Ordinary Shares held by Peak Investments Seed are subject to lock-up during the period immediately following the Closing until the earlier of (i) the date that is 24 months after the Closing Date and (ii) the date on which the Issuer completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities, or other property. Prior to the Closing, these lock-up restrictions were waived on approximately 9.0% of the Issuer's Class A Ordinary Shares held by each non-affiliate shareholder, including Peak Investments Seed.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Registration Rights Agreement

On March 19, 2026, in connection with the Closing and as contemplated by the Business Combination Agreement, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain shareholders, including Peak Investments Seed. Pursuant to the Registration Rights Agreement, the Issuer agreed that, within 30 days after the closing of the Business Combination, the Issuer would file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the parties thereto, including Peak Investments Seed, and the Issuer would use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof. The Issuer filed the registration statement on April 16, 2026 and the registration statement was declared effective on April 23, 2026. Such holders will also be entitled to customary piggyback registration rights and demand registration rights pursuant to the terms of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (Registration No. 333-292737) filed with the SEC on January 14, 2026).

Exhibit 99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form F-4 (Registration No. 333-292737) filed with the SEC on January 14, 2026).

## Signatures
- Peak XV Partners Seed Investment: /s/ Satyadeo Bissessur, By Satyadeo Bissessur, Director (07/09/2026)
- Peak XV Partners Seed Fund I Ltd: /s/ Satyadeo Bissessur, By Satyadeo Bissessur, Director (07/09/2026)
- Peak XV Partners Principals Seed Fund I Ltd: /s/ Satyadeo Bissessur, By Satyadeo Bissessur, Director (07/09/2026)
- Peak XV Partners Seed Management I Ltd: /s/ Harish Sumsurooah, By Harish Sumsurooah, Director (07/09/2026)